^B^ Creating Tomorrow's Medicines Today

                                                      Xechem International, Inc.
                                                               100 Jersey Avenue
                                                 New Brunswick Technology Center
                                                           Building B, Suite 310
                                                New Brunswick NJ 08901 3279

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FOR IMMEDIATE RELEASE

                                                             Tel: (732) 247-3300
                                                     Fax: (732) 247-4090 e-mail:
                                                                xechem@erols.com

                Xechem Chairman Responds to Shareholder Questions
               Regarding NICOSAN(TM) Progress and Sales Forecasts

New Brunswick, NJ--August 16, 2006--The Chairman of Xechem International, Inc. (OTC BB: XKEM), Dr. Ramesh C. Pandey, responded today to a number of questions posed by investors and others in the business community concerning the status of its operations in the aftermath of the approval of NICOSAN(TM), its sickle cell drug, by Nigerian regulators on July 3rd, 2006. Some of the questions posed to the company and answered by Dr. Pandey are the following:

Status of Production Facility

Q1: Xechem has reported that its Sickle Cell Drug, NICOSAN(TM), is being produced in limited quantities at its pilot scale facility in Abuja, and that construction has now begun on its full scale facility at the same location. When do you expect the full scale facility to be completed and at what cost?

A1: We estimate that the construction of the new facility will be completed in approximately nine to twelve months, subject to timely receipt of the required funds, and the facility will be fully operational then. Our current estimate is that the total cost of the new facility, including the cost of the required machinery and equipment, will be approximately $12 to $15 million, of which over $5 million has already been invested by the Company.

Expected Sources of Funding

Q2: What are the sources of the expected funding to finance the capital expenditures?

A2: In the past several weeks, we received a loan from NEXIM Bank of Nigeria for 150 million Naira (USD $1.2 million). The bulk of those proceeds have been earmarked for the initial phase of construction, and that work has recently begun. NEXIM has been an extremely supportive lender that likes very much what Xechem is doing in Nigeria and has expressed a strong interest in investing significantly more money into Xechem's operations there. In fact, advanced discussions are now underway with NEXIM officials concerning a substantial new loan, the proceeds of which would be used primarily for constructing the buildings for the new commercial scale facility. We are also continuing to aggressively pursue an approximately $8 to $9 million loan through the U.S. Export-Import Bank Loan Guarantee Program.

Q3: Can you provide a report on the status of the Ex-lm loan and the likelihood that it will close in the near future?

Chairman Responds - Questions
August 16, 2006 Page 2 of 4

A3: As with any significant commercial loan to a company at our stage of development, issues arise during the course of negotiation and due diligence that can affect the timing of any proposed transaction. This was especially true prior to July 2006, when we received regulatory approval from Nigeria's National Agency for Food and Drug Administration and Control (NAFDAC). That approval added quite a bit of credibility to our efforts, particularly in procuring the required local Nigerian bank guarantee, and has seemed to accelerate the pace of negotiations with the various parties involved with the Ex-lm guaranteed loan. Although certainly there are no assurances as to when or if this loan will close, I believe we have satisfied all of the statutory and other requirements for the transaction and my sense is that this loan has an excellent chance of being approved in the near future.

Q4: Do you believe the government of Nigeria may step up and agree to provide financial support to Xechem in one form or another?

A4: In my judgment, the government of Nigeria has an incentive to offer financial support to Xechem for at least three important reasons. First, we have licensed our product from Nigeria's National Institute for Pharmaceutical Research and Development (NIPRD), which stands to benefit directly from our financial success through the gross royalty they will receive from the sale of our product. Second, there is no place in the world where NICOSAN(TM) is more desperately needed than Nigeria and I believe that the government has a strong incentive on humanitarian grounds to help insure that the drug reaches as many of its citizens as can be accomplished. And third, Nigeria is working very hard to improve its image internationally and to promote corporate investment, especially by American companies. The government of Nigeria knows that Xechem is being closely watched by investors and others in the business community who want to see if an American company like Xechem can be truly successful in Nigeria. For all of these reasons, I believe that the government of Nigeria would consider offering Xechem substantial financial support in one form or another under the right circumstances.

Q5: Has Xechem already approached the Nigerian government about the possibility of providing Xechem some form of financial accommodation?

A5: As with many aspects of the development of our business, until our drug was formally approved by the regulators in Nigeria, it was impossible to have meaningful dialogue concerning possible governmental support for Xechem in whatever form. Now that the drug has been approved, those doors have been opening, in some case widely, and that has been the case concerning possible governmental support. While I cannot speak to the details of those discussions or comment on the possible timing or likelihood of working directly with the government to support our operations financially, I can say that we are having high level conversations with government officials concerning a possible pre-purchase of large scale quantities of our product for distribution by the government in the country's national hospitals.

Chairman Responds - Questions
August 16, 2006 Page 3 of 4

Current and Projected Sales Activity

Q6: Turning to the drug itself, have sales of the product begun and, if so, how is the drug being distributed?

A6: We have begun sales of the product on a limited basis in Abuja. Because we are producing pilot scale quantities which are insufficient to meet the expected demand for the product, we have strictly limited distribution of the drug so that, at present, it can only be acquired at Xechem Nigeria's headquarters at Sheda Science and Technology Complex (SHESTCO), Abuja. Soon, we expect to open three to four satellite offices in Abuja. These measures will last until the full scale facility is completed when we will turn to more traditional avenues of marketing and distribution throughout Nigeria and beyond. Keep in mind that once on the medicine, a patient must continue taking it on a daily basis without interruption in order for the drug to be effective. One of our big concerns is making sure that once a patient begins taking the medicine, that person will have uninterrupted access to the drug going forward.

Q7: How many patients do you expect to serve before the completion of the full-scale facility?

A7: Based on the quantities of the finished product now on hand and our current small-scale production capability, we project that we will be able to meet the needs of approximately 20,000 patients per month on an annualized basis pending completion of the full-scale facility.

Q8: What is the current price for the drug and what sales volume do you forecast for this initial period prior to full-scale production?

A8: We are currently charging 3000 Naira (USD $23) per month for adult patients and 2400 Naira (USD $i8.50) per month for children. If we meet our target of supplying 20,000 patients per month on average during the first year, this will result in annual sales of approximately $5 million during this period of limited production capability. That number could be significantly higher if, as we expect, we are successful in achieving some incremental increase in capacity between now and the time the full-scale facility is completed.

Q9: Once the expanded production facility is completed, what do you feel is the market potential for this drug?

A9: There are approximately 4 million people in Nigeria alone afflicted with Sickle Cell Disease, of whom we believe upwards of 50% live in urban or quasi-urban areas where average income levels are believed to be sufficiently high to absorb the retail cost of the product. Realistically, we believe we should be able to penetrate more than half of that segment of the market over a five year period, which would result in estimated annual revenues to Xechem Nigeria of approximately $200 million at today's prices. And that is for Nigeria alone. Needless to say, down the road, we expect to generate additional revenues from sales of the product throughout Africa, not to mention India and the Middle East and, of course, Europe and the United States. Also, these figures do not take into account additional sales that may be possible to poorer segments of Nigerian society as part of a pre-purchase or other support program with the government of Nigeria.

Q10: Can you speak to the substantial decline in the price of Xechem stock that has occurred since the launch?

Chairman Responds - Questions
August 16, 2006 Page 4 of 4

A10: There are many theories on that, and it's probably best for me not to address them directly. What I do feel comfortable in saying is that we have something very special going on in Nigeria right now and have unquestionably accomplished a great deal in getting to this point in spite of the many obstacles in our path. I am confident that as we secure one or more traditional bank type financings and move forward in the implementation of our business plan, things will change markedly for Xechem and its shareholders. My message to our shareholders is this: the patient investor will be rewarded as we progress toward full scale production of this historical drug.

About NICOSAN(TM)

NICOSAN(TM) is an anti-sickling drug developed by Nigerian scientists at the National Institute for Pharmaceutical Research and Development (NIPRD). In clinical studies conducted under NIPRD's auspices, the drug has shown to substantially reduce the degree of sickling of the red blood cells of those afflicted with the disease. While not a cure, the clinical trials have confirmed that the large majority of patients taking NICOSAN(TM) no longer experience sickle cell "crises" while on the medication, and even among those whose crises are not eliminated, the number and severity of the crises are substantially reduced.

About Xechem

Xechem International is a development stage biopharmaceutical company working on anticancer, antiviral (including AIDS), antifungal, antimalarial and antibacterial products from natural sources, including microbial and marine organisms. Its focus is on the development of phyto-pharmaceuticals (natural herbal drugs) and other proprietary technologies, including those used in the treatment of orphan diseases. Xechem's mission is to bring relief to the millions of people who suffer from these diseases. Its recent focus and resources have been directed primarily toward the development and launch of NICOSAN(TM) (to be marketed as HEMOXIN(TM) in the US and Europe). With the Nigerian regulatory approval now in hand, Xechem will now turn to the commercialization of the drug in Nigeria and the pursuit of US FDA and European regulatory approval. In addition to NICOSAN(TM), Xechem is also working on another sickle cell compound, 5-HMF, which it has licensed from Virginia Commonwealth University.

For further information contact:

Stephen Burg, Director
Xechem International, Inc.
(707) 425-8855

                           Forward Looking Statements

This press release contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, which are intended to be covered by safe harbors created hereby. Such forward-looking statements involve known and unknown risks and uncertainties.